EXHIBIT 99.11

Form 51-102F3
Material Change Report

Item 1.                   Name and Address of Company

Endeavour Silver Corp. (the “Company”)
301-700 West Pender Street Vancouver, British Columbia Canada V6C 1G8

Item 2.                   Date of Material Change

October 8, 2015

Item 3.                   News Release

News Release dated October 8, 2015 was disseminated through Marketwired.

Item 4.                   Summary of Material Change

The Company’s silver and gold production from the Company’s three operating silver mines in Mexico was on plan in the Third Quarter, 2015.

Item 5.1                 Full Description of Material Change

The Company announces that silver and gold production from the Company’s three operating silver mines in Mexico was on plan in the Third Quarter, 2015. The Company owns and operates the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State.

Silver production in the Third Quarter, 2015 was slightly above guidance at 1,820,282 ounces (oz) and gold production was slightly below guidance at 15,319 oz. Silver equivalent production was on plan at 2.9 million oz using a 70:1 silver gold ratio. Silver, gold and silver equivalent production were each up quarter-on-quarter compared to Q2, 2015 and up year-on-year compared to Q3, 2014.

Production Highlights for Third Quarter, 2015 (Compared to Third Quarter, 2014)

    •      Silver production increased 11% to 1,820,282 oz
    •      Gold production increased 9% to 15,319 oz
    •      Silver equivalent production increased 10% to 2.9 million oz (at a 70:1 silver:gold ratio)
    •      Silver oz sold up 50% to 1,844,556 oz
    •      Gold oz sold up 7% to 14,599 oz
    •      Bullion inventory at quarter-end included 97,654 oz silver and 223 oz gold
    •      Concentrate inventory at quarter-end included 99,555 oz silver and 1,497 oz gold

At Guanaceví, operating performance continued to exceed expectations thanks to higher than planned ore grades, although ore grades are starting to decline as mining moves into lower grade areas of the mine plan. An underground development heading at the Santa Cruz mine extended mineralization into a new, high-grade area to the southeast, outside of the current resource. Guanaceví production is on track to beat 2015 guidance.

At Bolañitos, mine and mill operations exceeded the planned lower quarterly production in the context of a scheduled production ramp-down to 1,000 tpd this year. Lower than planned mill feed from the El Cubo mine allowed Bolañitos to mill just under 1,200 tonnes per day (tpd) of Bolañitos ore in Q3, 2015. Grades and recoveries were both lower in the third quarter but are expected to rise according to plan in Q4, 2015. Development of and rising production from the new LL-Asunción vein continues to expand as it replaces falling production from the Lucero group of veins. Bolañitos production is expected to meet 2015 guidance.

At El Cubo, mine and mill operations achieved the 2,200 tpd target in early July but averaged 2,000 tpd in the third quarter due to lower than expected equipment and personnel availabilities and slower than planned mine development. Site management continues to push mine development in order to achieve 2,200 tpd in the fourth quarter; however with extra holidays in Q4, 2015, mine output may average less than that. To help offset holiday downtime, the mine is developing some new long-hole stopes. Milling operations exceeded plan, averaging 1,740 tpd, with the balance of mine output going to stockpiles and the Bolañitos plant for processing. Management has deferred the decision to install additional plant equipment to increase the El Cubo plant capacity to 2,000 tpd as other minor improvements in the flow sheet could increase throughput further and improve recoveries. Despite great progress at the El Cubo mine and plant this year, management expects production to be below 2015 annual guidance. However, management expects the Company will meet or beat 2015 consolidated production guidance.

Production Tables for Third Quarter, 2015 and Nine Months Ended September 30, 2015

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
Q3, 2015	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	111,469	1,212	285	0.58	84.9%	86.2%	867,292	1,792
Bolañitos	109,124	1,186	105	1.95	81.7%	78.9%	300,988	5,397
El Cubo(2)	184,285	2,003	124	1.54	88.7%	89.1%	652,002	8,130
Consolidated	404,878	4,401	163	1.39	85.7%	84.9%	1,820,282	15,319

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
9 Mo, 2015	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	326,392	1,196	304	0.62	84.0%	86.3%	2,678,979	5,615
Bolañitos	351,348	1,287	126	2.03	84.2%	82.0%	1,198,410	18,800
El Cubo(2)	479,675	1,757	117	1.51	86.9%	86.5%	1,568,512	20,142
Consolidated	1,157,415	4,240	172	1.42	84.9%	84.5%	5,445,901	44,557
        (1)           gpt = grams per tonnes
        (2)           El Cubo Tonnes include El Cubo ore processed at both the El Cubo and Bolanitos plants

Three Months Ended Sept. 30				Nine Months Ended Sept. 30
2015	2014	% Change	Q3 2015 Highlights	2015	2014	% Change
404,878	344,393	18%	Throughput (tonnes)	1,157,415	1,030,194	12%
1,820,282	1,634,294	11%	Silver ounces produced	5,445,901	5,202,902	5%
15,319	14,118	9%	Gold ounces produced	44,557	47,768	(7%)
1,773,459	1,582,525	12%	Payable silver ounces produced	5,305,309	5,046,879	5%
14,961	13,558	10%	Payable gold ounces produced	43,512	45,961	(5%)
2,892,612	2,622,554	10%	Silver equivalent ounces produced(1)	8,564,891	8,546,662	0%
1,844,556	1,227,466	50%	Silver ounces sold	5,619,126	4,539,433	24%
14,599	13,631	7%	Gold ounces sold	44,195	44,688	(1%)
           (1)      Silver equivalent ounces calculated using 70:1 ratio

Item 5.2                 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                   Omitted Information

Not applicable.

Item 8.                   Executive Officer

Daniel Dickson, Chief Financial Officer Telephone: (604) 685-9775

Item 9.                   Date of Report

October 19, 2015